UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest

event reported) February 5, 2015

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1025 West NASA Blvd., Melbourne, Florida		32919
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:		(321) 727-9100

No change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 – Entry into a Material Definitive Agreement

Merger Agreement

On February 5, 2015, Harris Corporation, a Delaware corporation (“Harris”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Exelis Inc., an Indiana corporation (“Exelis”), and Harris Communication Solutions (Indiana), Inc., an Indiana corporation and a wholly owned subsidiary of Harris (“Merger Sub”). Harris has agreed to acquire Exelis and its subsidiaries on the terms and subject to the conditions set forth in the Merger Agreement, as briefly described below, and at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Exelis, with Exelis being the surviving corporation and becoming a wholly owned subsidiary of Harris (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Exelis common stock will be canceled and converted into the right to receive consideration equal to $16.625 in cash, without interest, and 0.1025 of a Harris common share. This consideration represents a value of $23.75 per share for Exelis common stock, or an enterprise value of approximately $4.75 billion, based on the closing price of Harris common stock as of February 5, 2015.

The Merger Agreement contains customary conditions to the respective obligations of Harris and Merger Sub, on one hand, and of Exelis, on the other hand, to effect the Closing including: (1) the approval of the Merger Agreement by Exelis’ shareholders; (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (3) the receipt of all required consents from the Federal Communications Commission; (4) no order or other action by a governmental entity that makes illegal, restrains or enjoins the Merger; (5) the approval for the listing on the New York Stock Exchange of the Harris common stock issuable to Exelis’ shareholders under the terms of the Merger Agreement; (6) the registration statement on Form S-4 to register the Harris common stock issuable to Exelis’ shareholders under the terms of the Merger Agreement (the “Form S-4”) being declared effective by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933; (7) the accuracy of the representations and warranties of Exelis, in the case of Harris’ and Merger Sub’s respective obligations to close, and of Harris and Merger Sub, in the case of Exelis’ obligation to close, in each case subject to customary materiality exceptions; (8) the performance in all material respects by Exelis, in the case of Harris’ and Merger Sub’s respective obligations to close, and by Harris and Merger Sub, in the case of Exelis’ obligation to close, in each case of its or their respective obligations under the Merger Agreement; and (9) in the case of Harris’ and Merger Sub’s respective obligations to close, no occurrence of an event that would reasonably be expected to have a material adverse effect on Exelis.

Harris, Merger Sub and Exelis each have made, as the case may be, customary representations, warranties and pre-Closing covenants in the Merger Agreement. Exelis’ covenants and agreements include, among other things, not to solicit or initiate discussions with third parties regarding alternative transactions and to respond to proposals regarding such alternative transactions only in accordance with the terms of the Merger Agreement. Harris’ covenants and agreements include, among other things, to prepare and file with the SEC the Form S-4.

Both parties covenant and agree to conduct their business subject to certain limitations set forth in the Merger Agreement during the period between the execution of the Merger Agreement and the completion of the Merger, subject to certain conditions.

The Merger Agreement may be terminated at any time prior to the Closing by mutual written consent of Exelis and Harris, and under certain other conditions, including in the event that the Merger is not consummated by August 5, 2015 (though such date may be extended for three months under certain circumstances) (the “Termination Date”). Either party may also terminate the Merger Agreement if the requisite Exelis shareholder approval has not been obtained, if an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger shall become final and non-appealable or if the other party shall have breached any representations and warranties made in, or obligations under, the Merger Agreement and such uncured breach would cause a failure of the other party’s conditions to close the Merger. In addition, Harris may terminate the Merger Agreement due to a change in recommendation by the board of directors of Exelis or Exelis’ material breach of its covenants regarding discussions with third parties regarding the authorization of or entry into an alternative acquisition agreement.

In certain circumstances in which the Merger Agreement is terminated, including in the event of a termination due to a change in recommendation by the board of directors of Exelis, then Exelis must pay to Harris a termination fee. Subject to the terms of the Merger Agreement, in the event that the conditions precedent to Harris’ obligation to close have been satisfied or irrevocably waived and Harris and Merger Sub fail to consummate the Merger and Exelis stood ready, willing and able to consummate the Merger, then Exelis has a right to terminate the Merger Agreement and Harris must pay to Exelis a reverse termination fee.

Financing the Merger

On February 5, 2015, Harris and Morgan Stanley Senior Funding, Inc. entered into a financing commitment letter (the “Commitment Letter”) for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion (the “Bridge Facility”) for the purpose of financing a portion of the cash consideration payable under the terms of the Merger Agreement. Any undrawn commitments under the Bridge Facility will automatically be terminated on the date of the Closing. The Bridge Facility will be subject to representations, warranties and covenants that are substantially similar to Harris’ existing revolving credit agreement, which was previously filed as Exhibit 10.1 to Harris’ Current Report on Form 8-K filed with the SEC on October 4, 2012 (the “Existing Credit Agreement”). The funding of the Bridge Facility is subject to Harris’ compliance with customary terms and conditions precedent for such borrowing as set forth in the Commitment Letter including, among others, (i) the execution and delivery by Harris of definitive documentation consistent with the Commitment Letter, (ii) that the Merger shall have been, or substantially concurrently with the funding under the Bridge Facility shall be, consummated in accordance with the terms of the Merger Agreement and (iii) the absence of certain defaults or events of default.

Harris expects to replace some or all of the Bridge Facility prior to the Closing with permanent financing comprised of debt, including a term loan facility. There can be no assurance that the permanent financing will be completed.

The foregoing description of the Merger Agreement and Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, and should be read in conjunction with, the full text of the Merger Agreement and Commitment Letter, which are filed as Exhibits 2.1 and 10.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference. In addition, the representations, warranties and covenants made in the Merger Agreement and Commitment Letter by the parties thereto are qualified by and subject to important exceptions and other limitations agreed to by the parties thereto in connection with negotiating the terms and conditions of such agreements. The representations, warranties and covenants contained in the Merger Agreement and the Commitment Letter were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the contracting parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under these agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Also, the representations and warranties do not purport to be accurate as of the date of filing of this Current Report on Form 8-K, and the subject matter thereof may have changed since the date of the Merger Agreement, and any subsequent developments or new information affecting or relating to any of such representations or warranties may not have been described in this Current Report on Form 8-K. Furthermore, any factual disclosures in the Merger Agreement, the Commitment Letter or this Current Report on Form 8-K may be supplemented, updated or modified by disclosures contained in, and should be considered in conjunction with, reports and other matters Harris files with, or furnishes to, the SEC or otherwise publicly discloses.

Cautionary Statement Regarding Forward Looking Statements

Statements in this Current Report on Form 8-K that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Safe Harbor Provisions”). Harris uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,”

“future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the Safe Harbor Provisions. Harris cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that Exelis shareholders may not approve the merger agreement, the risk that the parties may not be able to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed transaction in a timely manner or at all; the risk that financing for the proposed transaction may not be obtained on anticipated terms or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that Harris may fail to realize the benefits expected from the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Harris’ common stock; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Harris and Exelis to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, including the U.S. Government; and on their operating results and businesses generally. Further information relating to factors that may impact Harris’ and Exelis’ results and forward-looking statements are disclosed in their respective filings with the SEC. The forward-looking statements contained in this Current Report on Form 8-K are made as of the date of its filing, and Harris disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file with the SEC a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed herewith:

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, by and among Exelis Inc., Harris Corporation, and Harris Communication Solutions (Indiana), Inc.*

10.1	Commitment Letter, dated February 5, 2015, by and between Harris Corporation and Morgan Stanley Senior Funding, Inc.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Harris hereby agrees to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By:	/s/ Scott T. Mikuen
Name:	Scott T. Mikuen
Title:	Senior Vice President, General Counsel and Secretary

Date: February 9, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, by and among Exelis Inc., Harris Corporation, and Harris Communication Solutions (Indiana), Inc.*

10.1	Commitment Letter, dated February 5, 2015, by and between Harris Corporation and Morgan Stanley Senior Funding, Inc.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Harris hereby agrees to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.